Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

January 16, 2006

Item 3  News Release

A press release and a corrected press release were issued on January 16, 2006 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4  Summary of Material Change

On January 16, 2006, the Company announced that it had successfully completed divestiture of its 60% interest in Royal Alliance. The Company’s interest was sold to the minority partners in Royal Alliance, who have been operating and managing the business since 1990.

The Company stated that the proceeds of the divestiture of Royal Alliance were in line with its expectations. On December 21, 2005, the Company publicly outlined business unit portfolio restructuring initiatives embedded in its Management Improvement Plan, stating that total proceeds from planned divestitures were expected to be in the range of $170 to $200 million during 2006. On January 16, 2006, the Company noted that divestitures of a number of business units are nearing completion, reiterating that it expects proceeds from divestitures to be $60 to $80 million during the first quarter of 2006. In March of 2006 the Company expects to close the sale of excess real estate referenced in its December 27th news release, which should result in further cash proceeds of $40 million.

The Company is pursing divestiture and restructuring of several business units to enhance its financial performance through greater focus on core business units. The other business units the Company is actively seeking divestiture of include Baron Metal Industries, Roadex Transport, Royal Ecoproducts, its Italian-based machinery manufacturing companies, a distribution company, as well as its foreign subsidiaries in Poland, Colombia, Mexico, the South Pacific and Argentina.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

January 17, 2006

SCHEDULE “A”

Royal Group announces further portfolio restructuring progress and financial details

CORRECTION - From Royal Group Technologies Limited

TORONTO, Jan. 16 /CNW/ - In a news release issued by Royal Group Technologies Limited (RYG: TSX, NYSE), there was an error in the last sentence of the second paragraph. Specifically, the sentence stated, "In January of 2006 Royal Group expects to close the sale of excess real estate..." The sentence should have stated, "In March of 2006 Royal Group expects..." The corrected copy of the news release follows.

ROYAL GROUP ANNOUNCES FURTHER PORTFOLIO RESTRUCTURING
PROGRESS AND FINANCIAL DETAILS

Royal Group Technologies Limited (RYG: TSX, NYSE) today announced that it has successfully completed divestiture of its 60% interest in Royal Alliance. Royal Alliance produces injection moulded housewares, indoor storage products, pet care products and garden furniture, branded with the Gracious Living(TM) trade name. Royal Group's interest was sold to the minority partners in Royal Alliance, who have been operating and managing the business since 1990.

Royal Group stated that the proceeds of the divestiture of Royal Alliance were in line with its expectations. On December 21, 2005, Royal Group publicly outlined business unit portfolio restructuring initiatives embedded in its Management Improvement Plan, stating that total proceeds from planned divestitures were expected to be in the range of $170 to $200 million during 2006. Today, Royal Group noted that divestitures of a number of business units are nearing completion, reiterating that it expects proceeds from divestitures to be $60 to $80 million during the first quarter of 2006. In March of 2006 Royal Group expects to close the sale of excess real estate referenced in its December 27th news release, which should result in further cash proceeds of $ 40 million.

Royal Group is pursing divestiture and restructuring of several business units to enhance its financial performance through greater focus on core business units. The other business units Royal Group is actively seeking divestiture of include Baron Metal Industries, Roadex Transport, Royal Ecoproducts, its Italian-based machinery manufacturing companies, a distribution company, as well as its foreign subsidiaries in Poland, Colombia, Mexico, the South Pacific and Argentina. Royal Group provided the following details surrounding intended divestitures and restructuring:

- The combined sales of the business units to be divested of and restructured was approximately $240 million during the first nine months of 2005, net of eliminations

- The combined EBITDA of the business units to be divested of and restructured was approximately break-even during the first nine months of 2005; and,

- The combined depreciation and amortization expense related to the business units to be divested of and restructured was approximately $17 million during the first nine months of 2005.

"These divestitures will have no significant impact on Royal Group's EBITDA. They will serve to strengthen our balance sheet, as proceeds will be applied to debt reduction. "Most importantly, these divestitures will help make Royal Group a stronger company, by focusing our financial and management resources on our core businesses, where we generally earn the highest margins", noted Lawrence J. Blanford, Royal Group's President and CEO. He concluded noting that divestitures "will help improve returns on invested capital, as non-core businesses have typically consumed higher levels of working capital than core business units".

Royal Group Technologies is a leading producer of innovative, attractive, durable and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of January 16, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: contact: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone (905) 264-0701